Exhibit 99.1

Disclaimer
To the extent that statements contained in this presentation are not descriptions of historical facts regarding Foamix, they are forward-
looking statements reflecting management’s current beliefs and expectations. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,”
“intends,” or “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements contained in this presentation include, but are not limited to, (i) statements regarding the timing of anticipated clinical trials for our product candidates; (ii) the timing of receipt of clinical data for our product candidates; (iii) our expectations regarding the potential safety, efficacy, or clinical utility of our product candidates; (iv) the size of patient populations targeted by our product candidates and market adoption of our product candidates by physicians and patients; (v) the timing or likelihood of regulatory filings and approvals; and (vi) our revenues under our agreements with our licensees, including Bayer, Allergan and Merz.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, various factors may cause differences between our expectations and actual results, including, but not limited to, unexpected safety or efficacy data, unexpected side effects observed during preclinical studies or in clinical trials, lower than expected enrollment rates in clinical trials, changes in expected or existing competition, changes in the regulatory environment for our product candidates and our need for future capital, the inability to protect our intellectual property, and the risk that we become a party to unexpected litigation or other disputes. You should read the documents filed by
Foamix with the SEC, including our prospectuses, the Risk Factors set forth therein and the documents filed as exhibits to our registration statements, of which the prospectuses are a part, completely and with the understanding that our actual future results may be materially different from what we expect.  You may obtain those documents by visiting EDGAR on the SEC website at www.sec.gov. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.
The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the foam technology or product candidates of Foamix.

Highlights

Including Bayer, Allergan, Merz and Mylan
Collaborations with leading pharmaceutical companies
Proprietary foam-based technology platform
US: 45 patents granted ● Worldwide: 138 patents granted
Innovative technology & extensive IP
Minocycline Foam
•FMX101 for moderate-to-severe Acne
•FMX103 for Rosacea
•FMX102 for Impetigo
Doxycycline Foam
•FDX104 for Chemotherapy-Induced Rash
Portfolio of clinical stage topical foam product candidates
Rehovot Israel & Bridgewater NJ
Strong dermatology track record
Integrated multinational management team

Strong Financial Position

• Net proceeds:   US$ 42.3 million
• Price per share:  US$ 6.00
IPO - September 2014
• Net proceeds: US$ 64.2 million
• Price per share:  US$ 9.30
Follow-on offering, April 2015
• Cash, cash equivalents and investments:   US$ 91 million
• Net cash burn, H1 2016:    US$ 12 million
• Existing cash provides sufficient financial runway to finance our clinical and business operations, into 2018
Cash position as of June 30, 2016

Experienced Management Team

Name	Track record	Location
Dov Tamarkin, PhD CEO & Director	• Led multiple product developments in dermatology • Led R&D operations in Israel, EU and US	Israel
Meir Eini CIO	• Founder of multiple healthcare ventures	Israel
David Domzalski President, US	• Head of Commercial Operations at Warner Chilcott and LEO • Led commercial launch of Doryx® and Taclonex®	US
Ilan Hadar CFO	• Held finance roles at Israeli subsidiaries of Pfizer, HP and BAE Systems	Israel
Yohan Hazot CTO	• Led multiple product developments in dermatology	Israel
Mitchell Shirvan, PhD SVP, R&D	• Head of R&D, CNS division at Teva • CEO of MacroCure	Israel
Russell Elliott, DPhil VP, Drug Development	• VP, Product Development at Stiefel, a GSK company • Led product development at Procter & Gamble	US
Alvin Howard VP, Regulatory Affairs	• SVP Regulatory Affairs at Warner Chilcott • Led approvals of 14 NDA and sNDAs	US
Herman Ellman, MD VP, Clinical Development	• SVP Clinical Development & Medical Affairs at Warner Chilcott	US
Clilco
Flexiprobe

Technology

Differentiated Foam Technology with
Multiple Platforms
• Patented1 - United States: 45 US patents granted
 - Worldwide: 138 Patents granted
• Capability to formulate multiple drugs
• Suitable for a variety of target sites
• Dermal alternative to oral delivery

1. As of January 1, 2016
Cream Foams
(Emulsion or Emollient)
Ointment Foams
(Petrolatum-based)
Waterless Hydrophilic
Foams (Enhanced penetration)
Oil Foams
Hydroethanolic Foams
Saccharide Foams
(For wounds and burns)
Potent Solvent Foams
(High solubility and delivery)
Suspension Foams
(Concentrated suspensions)
Nano-Emulsion Foams
(Enhanced penetration)

Pipeline

Clinical-Stage Lead Products

Product Candidate	Phase 1	Phase 2	Phase 3	Regulatory Pathway / Target Milestone
Minocycline Foam
FMX101 for Moderate-Severe Acne				• Phase 3 enrollment commenced - May 2016 • Phase 3 completion - 2017 • NDA filing - H2 2017/H1 2018 - 505(b)(2)
FMX103 for Rosacea				• Phase 2 completed • Phase 3 initiation - 2017
FMX102 for Impetigo				• Pre IND meeting completed • Photo-safety Study - H2 2016
Doxycycline Foam
FDX104 for Chemotherapy- Induced Rash				• Phase 2 completed

FMX101
Topical Minocycline Foam
For Moderate-to-Severe Acne

Acne - the US Market
• ~50 million people of all ages and ethnicities have acne in the US1
 ◦ Moderate-to-severe acne affects ~10 million people in the US
• >14 million physician visits per year for treatment of acne2
Classification by severity / current therapies
1. AAD. Acne Stats and Facts. www.aad.org/media-resources/stats-and-facts/conditions. Accessed March 30, 2016.
2. Mancini AJ. Adv Stud Med. 2008;8:100-105.
3. Symphony Health Services PHAST (Pharmaceutical Audit Suite).

Current Branded Market (United States)3
	US Dollars	TRxs
Oral antibiotics	$1.6 billion	2.0 mm
Topical drugs	$2.1 billion	5.2 mm
Total	$3.7 billion	7.2 mm

Phase 2 Clinical Trial

12-week, randomized, double-blind, dose range-finding study in subjects with moderate-to-severe acne
Week 12
(End of treatment)
Week 16
Week 3
Week 6
Week 9
Randomized (1:1:1), double-blind
 • Minocycline Foam 1%
 • Minocycline Foam 4%
 • Vehicle Foam
Follow-Up
• Inclusion criteria
 ◦ At least 20 inflammatory and 25 non-inflammatory lesions
 ◦ Investigator’s Global Assessment (IGA): Moderate to Severe
• Efficacy endpoints
 ◦ Absolute change in acne lesion count
 ◦ Investigator’s Global Assessment - IGA
 ◦ Proportion of subjects with IGA improvement of ≥2 levels
 ◦ Proportion of subjects with IGA scores of “Clear” / “Almost Clear”
• Safety & tolerability
Once daily, in the
evening, for 12 weeks

Phase 2 Results

Dose-dependent reduction of inflammatory and non-inflammatory acne
Population: mITT, LOCF
% Reduction of Non-Inflammatory Lesions
% Reduction of Inflammatory Lesions
Foam Vehicle
FMX101 1%
FMX101 4%
16
Follow
Up
End of
Treatment
16
Follow
Up
End of
Treatment
*
**
**
**
**
*
* P≤ .05
** P≤ .01

Phase 2 Results

IGA = Clear / Almost Clear (0-1)
Statistically significant reduction of IGA score
20%
4%
2%
Population: ITT, LOCF
P ≤ .01
IGA Improvement ≥ 2
P ≤ .05
34%
20%
14%

Phase 2 Results
No Reported Systemic Adverse Effects

1. Based on Solodyn product label.
/
Oral minocycline side effects1
• No reported drug-related systemic side effects
• Equal incidence of skin reactions in the foam
 vehicle and active groups
 – Few cases
 – Mild
 – Transient—all reactions subsided by week 12
Based on >180 patients in clinical trials
(acne and impetigo)
• Common side effects: Diarrhea; dizziness; drowsiness;
 indigestion; lightheadedness; loss of appetite; nausea;
 sore mouth, throat, or tongue; vomiting
• Severe side effects: Severe allergic reactions; bloody
 stools; blurred vision; change in the amount of urine
 produced; fever, chills or sore throat; hearing
 problems; joint pain; muscle pain or weakness; rectal
 or genital irritation; red, swollen, blistered or peeling
 skin; ringing in the ears; seizures; severe or persistent
 headache; severe skin reaction to the sun; severe,
 watery diarrhea; stomach cramps or pain; swollen
 glands; symptoms of pancreatitis; trouble swallowing;
 unusual bruising or bleeding; unusual tiredness or
 weakness; vaginal irritation or discharge; white
 patches in the mouth; yellowing of the skin or eyes
Minocycline foam

Visible Effects on Moderate-to-Severe Acne
Patients

FMX101 Phase 2 Clinical Trial: Patient with moderate-to-severe acne who responded positively to our treatment (Minocycline Foam 4%)

Visible Effects on Moderate-to-Severe Acne
Patients

FMX101 Phase 2 Clinical Trial: Patients with moderate-to-severe acne who responded positively to our treatment (Minocycline Foam 4%)
Baseline
12 Weeks

Phase 3: Study Design
• Self-apply, once daily, in the evening, for 12 weeks
• Inclusion criteria
 ◦ At least 20 inflammatory and 25 non-inflammatory lesions
 ◦ IGA 6 point scale - Moderate or Severe (Grade 3 or 4)
• Co-Primary Efficacy Endpoints
 ◦ Mean change from baseline in inflammatory lesion count
 ◦ Proportion of subjects with IGA scores of “Clear” or “Almost Clear”, with improvement of at least
 2 grades from baseline

12-week, randomized, double-blind, vehicle controlled, in subjects with moderate-to-severe acne; followed by 9 month open label safety extension
Week 12
(End of treatment)
12 Months
Week 3
Week 6
Week 9
Double-blinded Phase
Randomized (2:1), double-blind
 • Minocycline Foam 4%
 • Foam vehicle
Minocycline foam 4%  - 9 months of treatment
Open Label Safety Extension
Subjects who complete one of the randomized, Phase 3 studies may enter the open-label phase
Topline Phase 3 data expected H1 2017 (blinded phase)

FMX103
Topical Minocycline Foam
For Moderate to Severe Rosacea

Rosacea
• Chronic acneiform disorder affecting
 both the skin and the eye
• Affects ~ 16 million adults in the US1
 • Typical age of onset for rosacea - 30-60
• 2 primary subtypes1
    ◦ Erythemato-telangiectatic - facial flushing and
                   redness
 ◦ Papulopustular - acne-like papules and pustules
 (inflammatory lesions)
• Impact on Quality of Life2
 • “Devastating impact on emotional well being”
 • Low self esteem
 • Affects professional interactions

1. (1) National Rosacea Society. Rosacea Review; Winter 2010. http://www.rosacea.org/rr/2010/winter/article_1.php. Accessed
 May 16, 2016; (2) Wilkin J, et al. J Am Acad Dermatol. 2002;46:584-587.
2. Pathogenesis and Treatment of Acne and Rosacea, Zouboulis et al., Eds, 2014, p 743-747

Phase II Clinical Study
Protocol FX2015-10
A Randomized, Multicenter, Double-blind, Vehicle-controlled
Study to Evaluate the Safety and Efficacy of two Different
Doses of a Topical Minocycline Foam Compared to Vehicle
in the Treatment of Papulopustular Rosacea

Phase 2 Study Design

12-week, randomized, double-blind, dose range-finding study in subjects with moderate-to-severe papulopustular rosacea
Week 12
Week 16
Week:
6
10
Randomized (1:1:1), double-blind
 • Minocycline Foam 1.5%
 • Minocycline Foam 3%
 • Vehicle Foam
1
2
4
8
0
Follow Up
Once daily, in the
evening, for 12 weeks

Rosacea Phase 2

Baseline Data
• Total number of subjects: 233
• Baseline severity: Moderate to Severe
  ◦ Approx. 50% - severe (all treatment groups)
• Mean age:  52
• Male/Female:  ~37/63%
• Ethnicity:  Caucasians
	FMX103 1.5%	FMX103 3%	Vehicle
Mean No. of Papules + Pustules	34.5	34.1	30.6

IGA=3 (Moderate)	43.0%	38.7%	51.3%
IGA=4 (Severe)	57.0%	61.3%	48.7%

Rosacea Phase 2 Results

Statistically significant Reduction of Papules and Pustules (Week 12)*
• Both the 1.5% and 3% doses of FMX103 were effective in reducing the number of inflammatory lesions (P< .001 for both FMX103 1.5% and 3%)
• 61.4% and 55.5% reduction, respectively, vs. 29.7% reduction in the Vehicle - treated group (P< .001 for both FMX103 1.5% and 3%)
*Intent to Treat (ITT) Population; ANCOVA; multiple imputation method
% Change
Papules and Pustules - Absolute Change

Rosacea Phase 2 Results

Statistically significant Reduction of IGA Score (Week 12)*
• IGA Success criteria: (1) “clear” or “almost clear”; (2) IGA Improvement ≥2 grades
• Both FMX103 1.5% and FMX103 3% were significantly superior to the vehicle (p< 0.01 and p < 0.05, respectively, for both criteria)
• No statistically significant difference between 1.5% and 3% doses
*Intent to Treat (ITT) Population; Cochran-Mantel-Haenszel test; multiple imputation method
IGA = Clear / Almost Clear (0-1)
IGA Improvement ≥ 2 grades

Rosacea Phase 2 Results
Visible Effects on Moderate-to-Severe Rosacea Subjects
Baseline Visit
Week-12 Visit

Rosacea Phase 2 Results
Visible Effects on Moderate-to-Severe Rosacea Subjects
Baseline Visit
Week-12 Visit

Rosacea Phase 2 Results

Safety and Tolerability
FMX103 - Generally Safe and Well Tolerated
• No drug-related SAEs or systemic adverse events were reported
• Drug-related skin reactions (AEs):
• A total of 4 subjects discontinued the study due to an adverse event
   (3 in the 3% group and 1 in the vehicle group)
No. Subjects	FMX103 1.5%	FMX103 3%	Vehicle
Eczema of face	0	1	1
Skin exfoliation/scaling	0	1	0
Erythema	0	0	1
Pruritus	0	0	1
Scab/Crust in treatment area	0	0	1
Skin burning	0	0	1
Worsening of Rosacea	0	2	0

2015 Rosacea Market Summary (U.S.)
Total Market Volume: >3mm TRx
Top Brands	US Dollars	TRxs
ORACEA	$278,245,340	435,404
METRONIDAZOLE (all forms)	$255,827,218	1,331,452
FINACEA	$120,511,424	460,739
SOOLANTRA	$68,752,869	245,867
MINOCYCLINE (oral)	$41,643,443	474,747
MIRVASO	$38,783,674	121,310
Current Branded Market (United States)
	US Dollars	TRxs
Oral antibiotics	$400 million	1.3 mm
Topical drugs	$800 million	3.5 mm

Total Market Potential: ~$1.2 billion
(Approximately 16 million people)

		FMX103 1.5% Topical Minocycline (Week 12)		Oracea® Oral Doxycycline1 (Week 16)
		Phase 2		Phase 3-Study 1		Phase 3-Study 2
		Active	Vehicle	Active	Vehicle	Active	Vehicle
Inflammatory Lesions
Baseline No. of lesions		34.5	30.6	19.5	20.3	20.5	21.2
Mean Absolute Reduction		-21.1	-7.8	-11.8	-5.9	-9.5	-4.3
Mean Percent Reduction		-61.4%	-29.7%	--	--	--	--
IGA
Baseline IGA	Moderate Severe	43% 57%	51.3% 48.7%	52.8% 40.9%	52.4% 39.5%	54.2% 33.8%	55.6% 39.6%
≥ 2 IGA Grade Reduction		41.8%	17.9%	45.7%	25.8%	22.5%	16.0%
IGA = Clear / Almost Clear		25.3%	7.7%	30.7%	19.4%	14.8%	6.3%
FMX103 vs. Oracea® (Oral Doxycycline 40 mg)
Literature Comparison*
1. Source: (1) Oracea Prescribing Information, December 2014; (2) Del Rosso et al, JAAD 56 (2007) 791-802
* Literature Comparison: clinical trials are conducted under widely varying conditions, efficacy rates observed in the clinical trials of one drug cannot be directly compared to rates in the clinical trials of another drug. Head-to-
head trials with FMX103 were not conducted.

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle). Data from April 2012 - March 2014.
Total Active Derms
(13,971)
Rx Volume
(80%)
Rx Volume
(100%)
• ~33% of dermatologists
 generate ~80% of Rx
 volume
• Foamix intends to utilize
 a small, dedicated sales
 force deployment to
 optimize coverage
 •  50-75 reps
Target Universe
Derms
(4,538)
Prescription Volume Driven by Small Prescriber Base
Attractive and efficient for commercialization

FMX102
Topical Minocycline Foam
For Impetigo (Skin Infections)

Phase 2 Study Design
Endpoints
 ◦ Clinical success = cure or improvement of treated lesions
 ◦ Safety and tolerability

A randomized, double-blind, Phase 2 clinical trial conducted to assess the efficacy, safety, and tolerability of minocycline foam in pediatric patients with impetigo
Randomized (1:1), double-blind, N=32
 • Minocycline Foam 1%
 • Minocycline Foam 4%
Day 14
Baseline
Day 3
Day 7
(End of treatment)
1. Adapted from the label of Altabax®
Follow Up
Twice daily
for 7 days

Phase 2 - Results
• Treatment was well tolerated; no reported drug-related side effects
• All patients with MRSA were bacteriologically cured at day 7 (end of treatment)
• Current benchmark BACTROBAN® (mupirocin) achieves 71%-96% of clinical efficacy within 8
 -12 days of treatment

81.3%
92.3%
100%
Day 3
Day 7 (end of treatment)
Day 14 (follow-up)
1. 1% and 4% Minocycline were equally effective after Day 14 and substantially similar after Days 3 and 7.
Efficacy

Phase 2 - Visible Results
Visible improvement / lesion clearance with treatment

Tamarkin D. Foam: A unique delivery vehicle for topically applied formulations. In: Dayan N. Apply Topically: A Practical Guide to Formulating Topical
Application. Carol Stream, IL: Allured Publishing Corp.; 2013:233-260.
Baseline
Day 3
Day 7 (End of treatment)
Patient A
Patient B
Patient C
#128, 1%
#120, 1%
#126, 1%

FDX104
Topical Doxycycline Foam
For Management of Acne-Like EGFRI-
Induced Rash
in Cancer Patients

EGFRI-Induced Acneiform Rash

The most common side effect
• EGFR inhibitors (EGFRIs)
 ◦ Monoclonal antibodies: panitumumab (Vectibix®- Amgen) and cetuximab (Erbitux®-
 Lilly)
 ◦ Tyrosine kinase inhibitors: erlotinib (Tarceva®- Genentech) and gefitinib (Iressa®-
 Astra Zeneca)
• Dermatologic toxic effects are common side effects of anti-EGFR therapy
 ◦ Acneiform rash is the most common, occurring in 50% to 90% of patients1,2
 ◦ The rash can cause significant physical and emotional stress
 ◦ In many cases, severe rash warrants a change in the oncologic treatment regimen2
• No approved treatments for EGFRI-induced rash
 ◦ Oral minocycline and doxycycline often used off-label
 ◦ Potential concerns of systemic side effects and drug-drug interaction
 ◦ Literature suggests prophylactic administration improves outcomes
1. Fabbrocini G, et al. Skin Appendage Disord. 2015;1:31-37.
2. Potthoff K, et al. Ann Oncol. 2011;22:524-535.

Phase 2 Study Design

• Phase 2 - Randomized, double-blind, placebo-controlled
• Treatments
 ◦ FDX104 (Doxycycline Foam 4%) vs.
 ◦ Placebo (Matching foam vehicle)
• Split-face - Right/Left comparison
• 4/5 weeks of treatment, BID
• 24 subjects enrolled = ITT
• 20 subjects completed the study = PP
Baseline
Week 2
Week 5
(End of treatment)
 EGFRI Therapy (Erbitux or Vectibix)
 Doxycycline Foam 4% / Placebo BID (Right/Left Comparison)
Week 3
Week 4
Week 1

Visible Prevention of Rash by FDX104

FDX104
Placebo
FDX104
FDX104
Placebo
Placebo
Subject No. 7 - Visit 2
Subject No. 11 - Visit 2
Subject No. 16 - Visit 3

Efficacy results:

Severity grades: None=0, Mild=1, Moderate=2, and Severe=3
Based on Photograph Evaluation by an Independent Dermatologist (GSS, Scope et al)
Maximum Severity Grade: FDX104 vs. Placebo
	FDX104	Placebo
Mean severity	1.33	1.71
Number of Subjects
FDX104
FDX104
FDX104
FDX104
Placebo
Placebo
Placebo
Placebo
• Statistically significant p<0.05
 (Wilcoxon Rank Sum Test)
* The results utilizing the MESTT
 method showed overall similar
 trends, but were not statistically
 significant
All Subjects (N=24)
Severe

Collaborations
• Development and licensing agreements with pharmaceutical companies
• Each license agreement is product specific (Licensee’s drug)
• Licensed products are currently in preclinical, Phase 2, Phase 3 and commercial stages
• Foamix owns the IP for the drug delivery platform
• Foamix retains the rights to develop products for the same indications using our foam technology in conjunction with other drugs

• Upfront payments, contingent payments and royalties on sales of products that are commercialized
• Total of ~$20.5 million revenues received as of June 30, 2016
• Recurring royalties since Q4, 2015

Finacea® Foam - FDA Approved
• Indication: mild to moderate rosacea
• R&D collaboration between Foamix and Bayer, under Foamix’s IP
• License agreement with milestone fees and royalties
• Launched in the US - September 2015
• Royalties for Q2, 2016: US$ 752,000

Finacea Gel
Finacea Foam